Exhibit 99.1

NEWS RELEASE

30 Penhallow Street

Portsmouth, NH 03801

(603) 433-6131

(800) 327-9970

Contact: Adam Taich

Director of Investor Relations

Phone:    (603) 433-6131 Ext. 415

(For Immediate Release)

Apogent Announces Final Results of Modified Dutch Auction

PORTSMOUTH, N.H (May 28, 2003): Apogent Technologies Inc. (NYSE: AOT) today announced today the final results of its modified “Dutch Auction” tender offer, which expired at midnight on May 21, 2003. Apogent commenced the tender offer on April 23, 2003 to purchase up to 15,000,000 shares of its common stock (including associated preferred stock purchase rights) at a purchase price not greater than $17.50 or less than $15.00 per share.

Based on the final count by the depositary for the tender offer (EquiServe Trust Company, N.A.), Apogent accepted for payment 6,022,952 shares of common stock, representing approximately 5.9% of outstanding shares, at a purchase price of $17.50 per share. Payment for the shares will be made promptly by the depositary. The aggregate purchase price of the shares purchased by Apogent through the tender offer, including fees and expenses associated with the tender offer, is approximately $110 million.

Commenting on the results of the tender offer, Frank H. Jellinek, Jr., President and Chief Executive Officer of Apogent, said: “We are very encouraged by the results of the tender offer. It is evident based on the results of the tender that the market believes that the value of our stock should be in excess of $17.50. The tender offer was significantly under-subscribed, and we believe this reflects a strong interest in our stock and a faith in our business plan and goals for the future.”

Apogent may not repurchase any shares of its common stock until after June 5, 2003. As noted in Apogent’s offer to purchase for the tender offer, the Company may, after such date, purchase additional shares in the open market, in private transactions, through tender offers, or otherwise. Any possible future purchases by Apogent will depend on many factors, including the market price of the shares, Apogent’s business and financial position, and general economic and market conditions.

As a result of completing the tender offer, Apogent has approximately 96 million shares of common stock outstanding.

Apogent’s principal financial advisor for the tender offer was Lehman Brothers Inc.

ABOUT APOGENT

Apogent is a diversified worldwide leader in the design, manufacture, and sale of value-added laboratory and life science products essential for healthcare diagnostics and scientific research. Apogent’s companies are divided into two business groups: Clinical Group and Research Group.

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